February 8, 2019

Michael S. Lebby
Chief Executive Officer
Lightwave Logic, Inc.
369 Inverness Parkway, Suite 350
Englewood, Colorado 80112

       Re: Lightwave Logic, Inc.
           Registration Statement on Form S-1
           Filed January 30, 2019
           File No. 333-229433

Dear Mr. Lebby:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction
cc:    Clayton E. Parker